Exhibit 23.1


INDEPENDENT AUDITORS' CONSENT


The Board of Directors
The South Financial Group, Inc.

We consent to the use of our report dated March 5, 2004, with respect to the consolidated balance sheets of The South Financial Group, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2003, incorporated herein by reference and to the reference to our firm under the heading "Experts" in the proxy statement/prospectus.

Our report refers to the fact that on January 1, 2002, The South Financial Group, Inc. and subsidiaries adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."


/s/ KPMG LLP
Greenville, SC
May 18, 2004